ALGONQUIN POWER & UTILITIES CORP.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS
JUNE 20, 2023

VOTING RESULTS
Resolution # 1:

By way of a ballot, the shareholders approved the appointment of Ernst & Young LLP as auditor of the Corporation for the ensuing year.

Ballots Tabulated:

For:	300,767,590	99.59%
Against:	1,240,382	0.41%
Total:	302,007,972	100%
Resolution # 2:

By way of a ballot, the shareholders elected each of the following director nominees to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Ballots Tabulated:

Nominees	For	%	Against	%
Arun Banskota	267,834,446	94.04	16,967,903	5.96
Melissa Stapleton Barnes	261,816,199	91.93	22,986,153	8.07
Amee Chande	269,893,958	94.77	14,908,396	5.23
Daniel Goldberg	266,710,549	93.65	18,091,799	6.35
Christopher Huskilson	267,575,914	93.95	17,226,432	6.05
D. Randy Laney	266,551,133	93.59	18,251,213	6.41
Kenneth Moore	260,062,637	91.31	24,739,708	8.69
Masheed Saidi	269,668,783	94.69	15,133,565	5.31
Dilek Samil	270,146,346	94.85	14,656,003	5.15

Resolution # 3:

By way of a ballot, the shareholders passed the advisory resolution set forth on page 14 of the management information circular dated April 27, 2023 (the “Circular”) approving the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	267,263,698	93.86%
Against:	17,477,986	6.14%
Total:	284,741,684	100%

DATED this 20th day of June, 2023

ALGONQUIN POWER & UTILITIES CORP.

/s/ Dana Easthope
___________________________________
Dana Easthope
Vice President and Assistant Corporate Secretary